10026650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORMX-17A-5 PART III

SEC FILE NUMBER
8- 67516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG TEAM TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

1 NORTH END AVENUE
(No. and Street)

NEW YORK (City) NY (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT FARINA (212)298-7769
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505 (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TAG TEAM TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

LEONARD ROSEN & COMPANY, P. C.

Certified Public Accountants

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
105

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF TAG TEAM TRADING, LLC

We have audited the accompanying statement of financial condition of Tag Team Trading, LLC as of December 31, 2009. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit,

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tag Team Trading, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
February 18, 2010

TAG TEAM TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and Cash Equivalents	$ 285,977
	$ 285,977
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued Expenses Payable	$ 36,000
	36,000
Members' Equity	249,977
	$ 285,977

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

TAG TEAM TRADING, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization of the Company

The Company has applied for membership in NYSE Arca as market makers and is registered with the Financial Industry Regulatory Authority ("FINRA")

2. Nature of Business

The Company has been inactive awaiting approval for its membership in NYSE Arca.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Income Taxes

As a Limited Liability Company, the Company is not subject to Income Taxes. Any income earned by the Company is reported by the Member who is liable for the tax personally.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum

net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2009, the Company's net capital of $ 249,977 was $149,977 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 12.8 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 18, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.